Exhibit 99.53
PETROFLOW ENERGY LTD.
FORM OF PROXY
This form of proxy is solicited by management and will be used at the
Annual General Meeting of the holders of shares of Petroflow Energy Ltd.
to be held on June 20, 2007 (the “Meeting”)
The meeting will be held at the offices of Gowling Lafleur Henderson LLP, on Wednesday, June 20, 2007, at 10:00 a.m. (Calgary time).
The undersigned registered shareholder (“Registered Shareholder”) of Petroflow Energy Ltd. (the “Corporation”) appoints, John Melton, the President and Chief Executive Officer of the Corporation, or, failing him, Duncan Moodie, the Chief Financial Officer and Corporate Secretary of the Corporation, or in the place of the foregoing,                                                               as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters set forth below and that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, and upon any amendments to or variations of such matters, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.
Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an “X” in the space provided.

		For	Against

1.	To pass a resolution in the form set forth in the Information Circular to set the number of Directors to be elected at five.

		For	Withhold

2.	To elect the nominees specified in the Information Circular as directors of the Corporation to serve until the next annual meeting of shareholders.

		For	Withhold

3.	To appoint PricewaterhouseCoopers LLP, of Calgary, Alberta as auditors of the Corporation and to authorize the Directors to fix their remuneration.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES PREVIOUSLY GIVEN FOR THE MEETING.
DATED this                      day of                                          , 2007.

Name of Shareholder (Please Print)	No. of Shares Voted	Signature of Shareholder

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Valiant Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;
     OR
(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be received at the office of Valiant Trust Company not less than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof. The mailing address and fax number are:
Proxy Department
Valiant Trust Company
Suite 310, 606 — 4th Street S.W.
Calgary, Alberta T2P 1T1
Fax: (403) 233-2857